September 3, 2009

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ESP Resources, Inc.

To Whom It May Concern:

ESP Resources, Inc. (“ESP”) has received your letter dated August 28, 2009 with additional comments to our response letter dated August 21, 2009 regarding your request for additional information and certain revisions to the Form 10-K for the fiscal year ended December 31, 2008 filed April 15, 2009 and the Form 10-Q for the fiscal quarter ended March 31, 2009 File No. 0-52506. You requested that ESP respond within ten (10) business days of the date of the letter. ESP is working with its accountants to address your requests, but believes it will be unable to complete the responses to your comments during the requested timeframe.

ESP respectfully requests it be provided with an additional fourteen (14) days to respond to your comments.

Very truly yours,

/s/ Chris Metcalf

Chris Metcalf